Multi-Class Plan Pursuant to Rule 18f-3

Pine Grove Alternative Institutional Fund

1.  BACKGROUND

The Pine Grove Alternative Institutional Fund (the "Fund") may from time to time issue Shares of one or more of the types of Classes described in this Plan. This Plan is qualified by and subject to the terms of the then-current registration statement for the applicable Class; provided, however, that those terms are materially consistent with the terms of this Plan. This Plan describes matters related to the operation of multi-class Funds and contains the Trust's policies on expense allocations and related matters for all Funds regardless of the number of Classes offered.

2.  CLASS DESIGNATIONS

A.  Class A Shares:

•are generally offered and sold to retail investors;

•are offered and sold with a front-end sales charge;

•may be subject to a service fee pursuant to a Shareholder Services Plan approved by the Fund's Board of Trustees ("Shareholder Service Fee"); and

•generally require an investment minimum of up to $25,000.

B.  Class I Shares:

•are generally offered and sold to larger investors;

•are offered and sold without the imposition of a front-end sales charge or any Shareholder Service Fee ; and

•generally require an investment minimum of up to $25,000.

C.  For both Classes, any investment minimum may be waived or reduced. Registered investment advisers ("RIAs") and broker-dealers that maintain multiple client accounts may be permitted to aggregate the value of such accounts to meet any investment minimum.

D.  Class A Shares may be offered and sold to investors through broker-dealers that have entered into dealer agreements with the Fund's Distributor ("Selling Agents") to sell the Fund's Class A Shares. Class I Shares may be offered and sold through RIAs that have entered into an agreement with the Fund's Distributor for such RIA to offer such shares in conjunction with a "wrap" fee, asset allocation or other managed asset allocation program sponsored by the RIA.

E.  Former shareholders of the Pine Grove Alternative Fund ("PGAF") may receive Class A Shares in connection with the tender of their shares of PGAF, pursuant to the terms of a tender offer and Plan of Liquidation and Dissolution of PGAF.

3.  VOTING

Class A Shares shall have exclusive voting rights on any matter submitted to a shareholder vote that relates solely to the Class's arrangement under a Shareholder Services Plan and each Class shall have separate voting rights with respect to any matter submitted to a shareholder vote in which the interests of one Class differ from the interests of another Class.

4.  CLASS EXPENSE ALLOCATIONS

A.  Allocation of Class Expenses. Certain expenses may be attributable to a particular Class ("Class Expenses"). Class Expenses are charged directly to the net assets of the particular Class.

B.  Class Expenses. In addition to the Shareholder Service Fee, each Class also may pay a different amount of the following expenses:

•Legal, printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxies to current shareholders of a specific Class;

•Blue Sky fees incurred by a specific Class of Shares;

•Administration, fund accounting and transfer agent fees and expenses identified as being attributable to a specific Class;

•Litigation, legal and audit fees related to a specific Class;

•Trustees' fees and expenses incurred as a result of issues relating to a specific Class;

•Expenses incurred in connection with shareholder meetings related to a specific Class;

•Subject to approval by the Board, such other fees and expenses as the Administrator deems to be allocable to specified Classes; and

•Such other expenses actually incurred in a different amount by a Class or related to a Class's receipt of services of a different kind or to a different degree than another Class.

5.  OTHER ALLOCATIONS AND WAIVERS/REIMBURSEMENTS

A.  Other Allocations. Income, realized and unrealized capital gain and loss and expenses (other than Class Expenses) related to the Fund shall be allocated to each Class based on the NAV of the Class in relation to the NAV of the Fund.

B.  Waivers and Reimbursements. Any Service Provider or their affiliated persons may agree to waive any fees or reimburse any expense to be paid by a Fund or a Class if the waiver or reimbursement is approved on behalf of the Fund by the President and reported to the Board. Any waiver or reimbursement of non-Class Expenses must be applied at the Fund level.

6.  EXCHANGE PRIVILEGES. A shareholder may also exchange shares between classes of shares of the Fund, provided that the shareholder is eligible to purchase the applicable shares, subject to the discretion of the Distributor to permit or reject such an exchange.

7.  EFFECTIVENESS OF PLAN. This Plan shall not take effect until it has been approved by votes of a majority of both (a) the Trustees of the Fund and (b) those Trustees of the Fund who are not "interested persons" of the Fund (as defined in the Act) (the "Independent Trustees") and who have no direct or indirect financial interest in the operation of this Plan, cast in person at a meeting (or meetings) called for the purpose of voting on this Plan.

8.  AMENDMENTS AND BOARD REVIEW

Material amendments to this Plan shall be approved by a majority of the Trustees, including a majority of the Independent Trustees, upon a finding that the amendment, including any proposed related expense allocation, is in the best interests of the Classes and Fund(s) affected by the amendment.

Dated: June 6, 2016